April 2010

Pricing Sheet dated April 26, 2010 relating to
Preliminary Pricing Supplement No. 344 dated March 26, 2010 to
Registration Statement No. 333-156423
Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
Commodity LASERSSM due April 24, 2012
Based on the Performance of a Basket of Three Precious Metals
PRICING TERMS – APRIL 26, 2010
Issuer:	Morgan Stanley
Aggregate principal amount:	$2,650,000
Stated principal amount:	$1,000 per LASERS
Issue price:	$1,000 per LASERS (see “Commissions and Issue Price” below)
Pricing date:	April 26, 2010
Original issue date:	April 29, 2010 (3 business days after the pricing date)
Maturity date:	April 24, 2012
Basket:	Basket commodity	Bloomberg ticker symbol	Weighting	Initial commodity price
	Gold	GOLDLNPM	80%	$1,154.50
	Silver	SLVRLN	10%	1,835.00¢
	Platinum	PLTMLNPM	10%	$1,752.00
Payment at maturity:	$1,000 + basket return amount, subject to the maximum payment at maturity. This payment may be greater than, equal to or less than the stated principal amount. There is no minimum payment at maturity.
Maximum payment at maturity:	$1,280 per LASERS (128% of the stated principal amount)
Basket return amount:
If the basket percent change is greater than the downside threshold value on each trading day during the period from but excluding the pricing date to and including the valuation date, the basket return amount will be an amount in cash equal to:
$1,000  x  [the greater of (i) the final basket percent change and (ii) the fixed percentage]
If the basket percent change is less than or equal to the downside threshold value on any trading day during the period from but excluding the pricing date to and including the valuation date, the basket return amount will be an amount in cash equal to:
$1,000  x  the final basket percent change
In this scenario, the basket return amount may be negative and consequently, the payment at maturity may be less, and potentially significantly less, than the stated principal amount and could be zero.

Fixed percentage:	15%
Downside threshold value:	-20%
Basket percent change:
The basket percent change on any trading day is equal to the sum of the following with respect to each basket commodity:
[(commodity price – initial commodity price) / initial commodity price] x weighting

Final basket percent change:	The basket percent change on the valuation date
Initial commodity price:	The commodity price for the applicable basket commodity on the pricing date. See “Basket—Initial commodity price” above.
Commodity price:
For any trading day:
Gold: the afternoon gold fixing price per troy ounce (as stated in U.S. dollars);
Silver: the silver fixing price per troy ounce (as stated in U.S. cents); and
Platinum:  the afternoon fixing price per troy ounce (as stated in U.S. dollars).
For full descriptions, please see “Description of LASERS—Commodity Price” in the accompanying preliminary pricing supplement.

Valuation date:	April 19, 2012, subject to adjustment for each basket commodity individually for non-trading days and certain market disruption events.
CUSIP:	617482LD4
ISIN:	US617482LD42
Listing:	The LASERS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Description of LASERS––Supplemental information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Issuer
Per LASERS	$1,000	$22.50	$977.50
Total	$2,650,000	$59,625	$2,590,375
(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of LASERS purchased by that investor.  The lowest price payable by an investor is $992.50 per LASERS.  Please see the cover page of the accompanying preliminary pricing supplement for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $22.50 for each LASERS they sell.  For additional information, see “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 344 dated March 26, 2010
Prospectus Supplement dated December 23, 2008                    Prospectus dated December 23, 2008

The LASERS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.